UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Closing of Follow-on Public Offering and Full Exercise of Underwriters’ Option to Purchase Additional ADSs

On November 9, 2021, Evaxion Biotech A/S (“Evaxion”) issued a press release announcing the closing of its follow-on public offering of 3,942,856 American Depositary Shares (“ADS”), at a public offering price of $7.00 per share, which includes the exercise in full of the underwriters’ option to purchase 514,285 additional ADSs. Copy of the press release is attached as Exhibit 99.1 hereto.

The information contained in Exhibit 99.1 of this Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section, nor shall it be incorporated by reference in any filing under the Securities, except as expressly set forth by specific reference in such a filing.

Exhibit No.	Description

99.1	Press Release dated November 9, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: November 9, 2021	By:	/s/ Lars Staal Wegner, M.D.
Lars Staal Wegner, M.D.
Chief Executive Officer